Exhibit 12
GENERAL MOTORS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2005	2004	2003
	(dollars in millions)
Income (loss) from continuing operations	$(10,458)	$2,804	$2,899
Income tax expense (benefit)	(5,878)	(916)	710
(Income)/losses of and dividends from nonconsolidated associates	108	(429)	(364)
Amortization of capitalized interest	47	79	79

Income (loss) before income taxes, undistributed income of nonconsolidated associates, and capitalized interest	(16,181)	1,538	3,324

Fixed charges included in income (loss)
Interest and related charges on debt	15,768	12,015	9,522
Portion of rentals deemed to be interest	295	266	269

Total fixed charges included in income (loss) from continuing operations	16,063	12,281	9,791

Earnings (losses) available for fixed charges	$(118)	$13,819	$13,115

Fixed charges
Fixed charges included in income (loss)	$16,063	$12,281	$9,791
Interest capitalized in the period	45	38	33

Total fixed charges	$16,108	$12,319	$9,824

Ratios of earnings (losses) to fixed charges	(0.01)	1.12	1.33